UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Initial Filing)

Brooke Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

112502 10 9

(CUSIP Number)

David D. Zeglis

Manager

Trim Creek, L.L.C.

700 W. Exchange Street

Crete, IL 60417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 112502 10 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Trim Creek, L.L.C. 26-3536731
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Illinois)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power
8 Shared Voting Power 6,425,949
9 Sole Dispositive Power
10 Shared Dispositive Power 6,425,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,425,949
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.26%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 112502 10 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Crete Bancorporation, Inc. 36-3232514
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Illinois)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power
8 Shared Voting Power 6,425,949
9 Sole Dispositive Power
10 Shared Dispositive Power 6,425,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,425,949
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.26%
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 112502 10 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Farmers Bank & Trust, N.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Kansas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power
8 Shared Voting Power 6,425,949
9 Sole Dispositive Power
10 Shared Dispositive Power 6,425,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,425,949
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.26%
14	Type of Reporting Person BK

Item 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $.01 par value per share (“Common Stock”), of Brooke Corporation, a Kansas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8500 College Boulevard, Overland Park, Kansas 66210.

Item 2.	IDENTITY AND BACKGROUND.

(a), (b), (c), and (f). This Statement is filed on behalf of Trim Creek, L.L.C., a limited liability company organized under Illinois law; Crete Bancorporation, Inc., a corporation organized under Illinois law; and Farmers Bank & Trust, N.A., a bank organized under Kansas law. Trim Creek, L.L.C. and Crete Bancorporation, Inc.’s principal offices are located at 700 W. Exchange Street, Crete, Illinois 60417. Farmers Bank & Trust, N.A.’s principal offices are located at 1017 Harrison Street, Great Bend, Kansas 67530.

(d) and (e). During the last five years, none of Trim Creek, L.L.C., Crete Bancorporation, Inc., and Farmers Bank & Trust, N.A., have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds for the acquisition of shares of Common Stock of the Issuer was a promissory note.

Item 4.	PURPOSE OF TRANSACTION.

The purpose of the transaction was for the foreclosure of a security interest.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Trim Creek, L.L.C. owns 6,425,949 shares of the Issuer Common Stock, constituting 44.26% of the outstanding Common Stock of the Issuer. This figure is based upon 14,519,001 shares of Common Stock outstanding, as reported in the
Form 10-Q filed by Brooke Corporation on August 20, 2008.

(c) Not applicable.

(d) Trim Creek, L.L.C. is owned by Crete Bancorporation, Inc., which holds a 70% ownership interest, and Farmers Bank & Trust, N.A., which holds a 30% ownership interest. Any proceeds resulting from a sale of these securities will be split among the two parent companies accordingly.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

Item 7.	EXHIBITS.

The following will be filed as exhibits hereto:

1. Promissory Note for $1,606,487.25 between Trim Creek, L.L.C. and First United Bank, dated October 3, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2008

TRIM CREEK, L.L.C.

By:	/s/ David D. Zeglis
Name:	David D. Zeglis
Title:	Manager

Exhibit 1

NON-RECOURSE NOTE

$ 1,606,487.25	October 3, 2008

FOR VALUE RECEIVED, TRIM CREEK, LLC., an Illinois limited liability company (“Trim Creek”) promises to pay to the order of FIRST UNITED BANK, an Illinois state chartered bank (“First United”), the principal sum of One Million Six Hundred and Six Thousand Four Hundred Eighty Seven and 25/00 Dollars ($1,606,487.25) lawful money of the United States of America, on the terms hereinafter set forth:

1. Interest. The unpaid balance of the principal sum of this Note shall bear interest at a rate of five percent (5%) per annum from and after the date hereof until paid in full.

2. Maturity Date. This Note shall be due and payable on October 2, 2018.

3. Expenses. Before any payments of interest or principal may be made hereunder, First United shall be entitled to recover all reasonable expenses incurred by First United in attempting to recover payment from the Brooks Holdings, Inc., loans whether now existing or hereafter arising.

4. Payment. Payments of principal and interest hereunder shall only be payable from dividends from, or the proceeds of any sale of 6,425,949 shares of common stock of Brooke Corporation, a Kansas corporation, par value $.01 per share. Any payments shall be applied first to interest, then to principal.

5. Non-recourse. This Note shall be non-recourse.

6. Controlling Law. This Note and all questions relating to its validity, interpretation, performance, and enforcement shall be governed by and construed in accordance with the internal laws of the State of Illinois, without regard to principles of conflict of law.

IN WITNESS WHEREOF, Trim Creek has executed or caused this Note to be executed as of the date first above written.

TRIM CREEK, LLC

By:	/s/David D. Zeglis
Name:	David D. Zeglis
Title:	Manager